UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 19, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hertz Global Holdings, Inc.
File No. 001-33139

The Hertz Corporation
File No. 001-07541

CF#31862

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Hertz Global Holdings, Inc. and The Hertz Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 14, 2014.

Based on representations by Hertz Global Holdings, Inc. and The Hertz Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through	April 30, 2015
Exhibit 10.3	through	April 30, 2015
Exhibit 10.4	through	April 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary